Exhibit 3.7

Ecosphere Technologies, Inc.
Amendment No. 3 to the Bylaws

The following amendment was adopted by the Board of Directors on October 20, 2011.

Section 7 of Article 1 is deleted and replaced by the following:

Section 7. Stockholder Quorum and Voting. A majority of the outstanding shares of each class or series of voting stock then entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the outstanding shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of the majority of the votes cast for or against a proposal  shall be the act of the stockholders unless otherwise provided by the Delaware General Corporation Law or these bylaws; provided, however that the directors of the Company shall be elected by a plurality of such shares.

After a quorum has been established at a stockholders’ meeting, the subsequent withdrawal of stockholders, so as to reduce the number of stockholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.